Contact

www.linkedin.com/in/sara-rose-9b620a236 (LinkedIn)

Sara Rose

Chief Marketing Officer
Chillicothe

Experience

Objecitve Reality Incorporated
Chief Marketing Officer
January 2022 - Present (5 months)
Chillicothe, Ohio, United States

Objective Reality Games LLC
Chief Marketing Officer
June 2019 - Present (3 years)
Chillicothe, Ohio, United States